FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number	000-30224

CRYPTOLOGIC INC.

55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada
M4V 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2006	CRYPTOLOGIC INC. Lewis N. Rose President and Chief Executive Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic software a safe bet for Betsafe

Leading Scandinavian gaming site becomes CryptoLogic’s newest customer

October 23, 2006 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today announced an exclusive three-year contract with Betsafe, one of the fastest-growing poker sites in Scandinavia. The agreement, made through CryptoLogic’s wholly-owned subsidiary WagerLogic Limited, will introduce CryptoLogic’s proven poker software to Betsafe players later this year.

“For poker licensees, size matters. Thanks to a five-year focus on international markets, CryptoLogic’s software now powers the world’s largest shared poker network that excludes US players,” said Lewis Rose, CryptoLogic’s President and CEO. “Our size advantage, plus our adherence to strict regulatory standards will give Betsafe—and its players—a profitable, safe home online. Betsafe’s established, rapidly growing player base and reputation for safe, secure gaming fit perfectly with CryptoLogic’s focus on the world’s blue-chip gaming brands.”

CryptoLogic’s reputation and market-leading strength in Betsafe’s core European markets were key factors in Betsafe’s decision.

“When we decided to expand our poker room, we knew we wanted a trusted software provider with a reputation for liquidity, stability, quality and integrity. CryptoLogic offered all this — and more,” said Andre Lavold, Betsafe’s CEO. “CryptoLogic’s suite of innovative, exclusive games will bring new excitement to our poker players across Europe and beyond.”

Through WagerLogic, Betsafe’s players have access to the world’s largest shared poker network that excludes the US market, enabling them to find a game at the level and stake they want, in the currency they want, when they want. Players can also take advantage of some of the Internet’s most popular online games. These include the new Hold’Em BlackjackTM, a game created exclusively for CryptoLogic licensees, which combines the intensity of poker with the simplicity of blackjack.

“The addition of Betsafe to our select roster of blue-chip licensees enhances our focus on Europe,” said A.J. Slivinski, WagerLogic’s Managing Director. “We’re very excited to provide our software and services to Betsafe, and look forward to a long relationship.”

Betsafe.com joins licensees including williamhillpoker.com, interpoker.com, sunpoker.com, pokerplex.com, classicpoker.com, ukbettingpoker.co.uk, littlewoodspoker.com, and a soon-to-be launched Playboy site. CryptoLogic’s strategy to strengthen its leadership in Internet poker involves investing in strong partnerships with trusted, brand name licensees, and in product development and system scalability.

TEL (416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

About Betsafe (www.betsafe.com)

Betsafe is one of the leading providers of online gambling in Scandinavia, and offers a breadth of innovative products and best-in-class customer service. Betsafe is licensed, and regulated in Costa Rica.

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.